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                                                                 Exhibit (a)(11)
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                                                                    NEWS RELEASE

For Immediate Release                                     CONTACT: Larry Dennedy
                                                        MacKenzie Partners, Inc.
                                                                  (212) 929-5500
                         DLZ Corp. Extends Tender Offer
                  For Digital Link Shares To October 22, 1999
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SANTA CLARA, California, October 18, 1999-- DLZ Corp. announced today that it had extended its offer to purchase the outstanding shares of Digital Link, Inc. (NASDAQ:DLNK) for $10.30 cash per share. The offer will now expire at 12:00 midnight New York City time on October 22, 1999. As of 12:00 midnight New York City time on October 15, 1999, 2,557,831 shares of Digital Link stock had been tendered which, together with shares held by DLZ and its affiliates, constitutes approximately 82.1% of the outstanding Digital Link stock.

Vinita Gupta, the founder of Digital Link and DLZ, a corporation formed to purchase the shares of Digital Link held by the public, stated: "I am pleased by the degree of support for our tender offer. Under California law, we cannot consummate the tender offer together with the follow-on short-form merger unless the tender offer together with our shares equals at least 90% of the outstanding shares. We are extending the tender offer to see whether sufficient additional shares are tendered by Friday October 22, 1999 because that would allow us to get the shareholders their money quickly. If we are unable to reach 90% by October 22, we will simply proceed with a long-form merger, which would unfortunately delay payment to the shareholders by a number of months."

The Information Agent for the Tender Offer is MacKenzie Partners, Inc. Additional information and copies of the tender offer documents can be obtained from Mackenzie by calling (800) 322-2885.

ABOUT DIGITAL LINK

    Digital Link Corporation is leading provider of high-performance, cost-effective, digital network access products for narrowband and broadband applications. The company offers access solutions that increase the level of intelligence at the demarcation point where LAN's and WAN's meet. These products are used by Internet service providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link is headquartered in Sunnyvale, California, and offers its products worldwide. Additional information is available at Digital Link's website: http://www.dl.com.

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